SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 13, 2011

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Novartis increases growth potential through integration of Alcon

•                       Alcon is innovative new growth platform with leading position in eye care segment

•                       Alcon to accelerate growth through Novartis strength in market access, reimbursement, and research capability

•             Company raises cost synergy target to USD 350 million per year by 2013

•                       Novartis growth in new product portfolio and productivity to enable company to absorb the impact of patent losses and maintain robust margins

•                       Diversified portfolio and geographic spread provide access to growth opportunities while creating natural protection against macroeconomic trends

Basel, September 13, 2011 — Novartis presented an update on its long-term strategy, performance and vision for continued sustainable growth and gave an in-depth overview on the unique position and business model of the new Alcon Division. The company’s diversified healthcare portfolio across high growth segments in healthcare as well as geographic distribution provides Novartis with strength and advantages to benefit from current trends in healthcare as well as protection from macroeconomic effects.

The company is on track to deliver against the strategic priorities set out in 2010. Over the last 18 months the company achieved:

•                  Double-digit sales growth through growth of new products that are rejuvenating the portfolio and integration of Alcon

•                  Double-digit core operating income growth increasing its operating leverage

•                  Improved productivity and profitability resulting in margin improvement

•                  Double-digit sales growth in emerging markets

•                  Increasing leadership in innovation, resulting in 17 regulatory approvals in the US and Europe in the Pharmaceuticals Division

•                  Returning over USD 15 billion to shareholders via dividends and share buyback

Further, the acquisition of Alcon offers Novartis a solid growth platform in the eye care segment.

“Alcon is enhancing future prospects for Novartis - it brings to us a fast growing business in the eye care segment. This transaction was about long-term growth and not just cost synergies,” said Joseph Jimenez, CEO of Novartis. “We believe that Alcon has significant growth potential by leveraging the Novartis expertise in research, market access, and reimbursement, among others.”

Alcon — a new growth platform in eye care

•                  Aspiration for high-single to low-double-digit sales growth

•                  Annual cost synergies of USD 350 million by 2013 expected

•                  Operating leverage and synergies to drive margin expansion to best in class levels

•                  Largest commitment in industry on ophthalmology R&D to continue to develop new technologies and therapies

Alcon is the world leader in eye care with leading businesses in surgical, pharmaceutical, and vision care products including contact lenses and care products.

By delivering against the Novartis strategic priorities, Alcon expects to create further value by continuing to outgrow its market segments through market development, market share increases, and introduction of innovative new treatments and surgical options. Including revenue synergies achieved over time, the new division aspires to achieve growth in the high-single to low-double-digit range, mainly driven by delivering against the following priorities:

•                  Growth of cataract procedures globally

•                  Increase in the value of cataract procedures through the conversion to phacoemulsification

•                  Penetration of advanced technology intra-ocular lenses (IOLs) and the introduction of LenSx, a novel refractive laser surgical platform

•                  Share increase across the pharmaceutical portfolio, especially dry eye and glaucoma outside the US

•                  Building of Vision Care global commercial capability

•                  Successful launch of Dailies Total 1, a new technology for daily disposable contact lenses

•                  Market and brand development in key emerging markets

Alcon is leading innovation in eye care, with 15 key regulatory approvals in 2010, 11 key approvals so far in 2011 and continued regulatory filings over the next three years, including new technology platforms in the surgical field. The company will explore novel pharmaceutical treatments for glaucoma and macular degeneration in an effort to expand its leadership in the ophthalmic pharmaceutical market. In spite of competitive glaucoma product patent expirations, Alcon expects that its glaucoma portfolio including benzalkonium chloride free (BAK-free) formulations of Travatan and DuoTrav along with Azarga and a new combination product, will continue to grow over the next five years in the low-single-digit range, baring unforeseen events.

The company plans to expand its leadership in the pharmaceutical treatment of glaucoma and macular degeneration, through the research and development of novel treatments. With the largest research and development (R&D) investment in ophthalmology, Alcon’s commitment is further enhanced by the Novartis Institutes for BioMedical Research (NIBR) capabilities. Investments in eye care R&D are planned to increase to the low double digit range as a percent of sales, while leveraging the know-how and resources of NIBR by following the pathways philosophy to identify new targets and treatments. Through a balanced pipeline, the launch of new products and emerging high potential research projects, Alcon is expected to further grow while continuing to expand margins despite higher R&D investments.

Additionally, margins are expected to be bolstered through the capture of USD 350 million in annual cost synergies by 2013 and leverage of Novartis infrastructure for market access and in emerging markets. Alcon expects that by leveraging Novartis’ scale, it will increase its savings from procurement from currently 1- 2 percent to 5-6 percent, thus significantly reducing its cost base and contributing to margin improvements.

Delivering on the Novartis strategic priorities

“As shown by our achievements over the past 18 months, we are executing well against a sound strategy,” said Joseph Jimenez, CEO of Novartis. “Our continued focus on execution against our strategic priorities of innovation, growth and productivity enables us to deliver operating and cash leverage, creating attractive financial returns to shareholders.”

Extending the lead in innovation

Novartis continued to lead the industry with the most innovative pharmaceutical pipeline in Pharmaceuticals with 11 approvals in 2010, as well as six approvals and eight new regulatory filings in the first half of 2011. The company is committed to sustained investment in research to develop targeted therapies that could change the practice of medicine and deliver the highest benefit for patients.

Accelerating growth

The ongoing transformation of the Novartis Pharmaceuticals portfolio continues to build momentum in sales growth with recently launched products growing 47 percent for the first half of 2011 versus the same period in 2010. The company expects growth in these products, together with the continuing drive for productivity, to enable the company to absorb the impact of patent losses and maintain robust margins, baring any unforeseen events. Furthermore, the company is well positioned to take advantage of the growing healthcare needs in emerging markets, with the top six emerging markets showing 12 percent growth in 2010 compared to 2009.

Driving productivity

Efforts in productivity across the Group have contributed to more than USD 1.2 billion in savings in the first half of 2011 and are expected to exceed the USD 1.9 billion in savings from 2010. Over the last 18 months more than USD 1.6 billion of savings has been achieved from procurement measures. Novartis has also progressed reducing excess manufacturing sites, with 10 locations having been or being either divested, exited or operations being reduced.

In addition, the company continuously looks at simplifying its structures, especially in G&A to speed up decision making and free up resources. The streamlining of core processes across the Group and the implementation of core service centers for functions such as Human Resources and Finance will further provide leverage and resources for reinvestment.

In summary, the company’s diversified healthcare portfolio across high growth segments in healthcare as well as geographic distribution and the continued execution on our strategic priorities provides Novartis strength and advantages to benefit from current trends in healthcare as well as protection from macroeconomic effects.

Changes in Novartis Pharmaceuticals Management

Trevor Mundel, Global Head of Development, Novartis Pharmaceuticals Division, has informed the company of his intention to leave Novartis, and to join The Bill & Melinda Gates Foundation as Executive Director of its Global Health Program. Mr. Mundel will remain with Novartis until December 1, 2011 and his successor will be named shortly.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “potential,” “estimate,” “growth platform,” “to accelerate,” “growth opportunities”, “strategy,” “vision,” “on track,” “strategic,” “future prospects,” “plans”, “planned”, “long-term,” “aspiration,” “expected,” “to drive,” “commitment,” “to continue,” “expects,” “aspires,” “will,” “expected,” “pipeline,” “anticipated,” “expect,” “committed,” “could,” “momentum,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; or regarding potential growth opportunities from the merger of Alcon and Novartis, or the potential impact on Alcon or Novartis of the merger; or any potential synergies, strategic benefits or opportunities as a result of the merger; or regarding potential future sales or earnings of the Novartis Group or any of its divisions, including Alcon, as a result of the merger or otherwise; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that such products will achieve any particular revenue levels. Nor can there be any guarantee that either Novartis or Alcon will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of their merger. Nor can there be any guarantee that the Novartis Group, or any of its divisions, including Alcon, will achieve any particular financial results, whether as a result of the merger or otherwise. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; disruptions from the merger and integration with Alcon making it more difficult to maintain business and operational relationships, and relationships with key employees; unexpected product manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, product liability litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; competition in general; government, industry, and general public pricing and other political pressures; uncertainties regarding the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, consumer health products, preventive vaccines and diagnostic tools. Novartis is the only company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 121,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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# # #

Novartis Media Relations

Central media line : +41 61 324 2200	e-mail: media.relations@novartis.com

Eric Althoff

Novartis Global Media Relations

+41 61 324 7999 (direct)

+41 79 593 4202 (mobile)

eric.althoff@novartis.com

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Novartis Investor Relations

Central phone:	+41 61 324 7944
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e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	September 13, 2011	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial Reporting and Accounting